

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

Via E-mail
Mr. Douglas J. Andrea
Chief Executive Officer
Andrea Electronics Corporation
65 Orville Drive
Bohemia, New York 11716

      Re: Andrea Electronics Corporation
               Form 10-K for the Year Ended December 31, 2013
               Filed March 25, 2014
               Form 10-Q for the Quarterly Period Ended June 30, 2014
               Filed August 14, 2014
               File No. 1-04324

Dear Mr. Andrea:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis, page 12

Results of Operations, page 14

1. To provide greater context and clarity, please discuss trends underlying the decreased demand in your traditional lines of business. For example, we note substantial decline in your anti-noise product revenues, particularly in connection with your educational distance learning software products, and your automotive microphone products. Please revise your disclosure to discuss critical factors affecting these markets and whether it is indicative of a trend in your operations to focus more on licensing than on

manufacturing. Refer to Item 303(a)(3) of Regulation S-K. In addition, please supplement your disclosure under the Business section to discuss your market presence in these areas.

Form 10-Q for the quarterly period ended June 30, 2014

Item 1. Financial Statements

Note 3. Revenue Sharing and Note Purchase Agreement, page 9

2. We note that you recorded deferred revenues in relation to cash received from your agreement with AND34 Funding LLC. It appears that this is in effect a loan from AND34 that you will pay back with a dedicated portion of future sales. Please explain your basis for this classification as deferred revenue. Please describe for us and provide an example illustrating how you will account for the recognition of deferred revenue over the periods you generate these revenues.

   We also note that you record this transaction as a cash inflow from operations in the Statement of Cash Flows. Tell us the basis for your presentation and the consideration given to presenting this as a financing activity.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Douglas J. Andrea
Andrea Electronics Corporation
September 4, 2014
Page 3

You may contact Michael Henderson, Senior Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director